HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414

                                  June 14, 2017


John Stickel
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1 Amend. #1
            File No. 333-215884

     This office represents The Diamond Cartel, Inc. (the "Company"). Amendment No. 2 to the Company's Registration Statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated May 10, 2017. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page No." column refer to the pages in the Company's Registration Statement where the Company's response to the particular comment can be found.

                                                                        Page No.
                                                                        --------

     1. Below is a listing of four companies that filed registration statements with the Securities and Exchange Commission and which indicated in their registration statements that they were "blank check" companies.

            Name                          Registration Number
            ----                          -------------------

            M.I. Acquisition, Inc.          333-212675
            KLR Energy Acquisition Corp.    333-209041
            Stellar Acquisition III. Inc.   333-212377
            Forum Merger Corporation        333-216842

     At the time the registration statements of these issuers were filed, and at the time these registration statements became effective, none of these issuers had net tangible assets above $5,000,000. As a result, and in accordance with Rule 3a51-1 of the Commission, the shares which were registered by these companies were penny stocks. However, the Commission has adopted the position that an issuer will not be deemed to issue penny stock if it has a minimum of $5 million of net tangible assets immediately following its IPO.

     We believe the same principle should apply to the Company. The Company plans to acquire another entity solely with shares of its common stock. In its offering, the Company is not raising any capital and none of the Company's shareholders are selling their shares. At some point in time, after the effective date of the Company's registration statement, the Company will identify a business it wants to acquire and will begin to negotiate the terms of the potential acquisition. Once the terms have been agreed upon, the Company will sign an agreement with the shareholders of the target entity reflecting the terms of the acquisition.

     Once the Company enters into an agreement to acquire the target entity, the Company will file an 8-K report under Item
1.01 of Form 8-K, which will contain all the information required by Rule 144(i)(2), as well as the number of shares the Company proposes to issue in connection with the acquisition and the method the Company used to determine the value of the target entity. The Company will also file a post-effective amendment to its registration statement disclosing the same information in the 8-K report, plus any other information required by the instructions to Form S-1 and Regulation S-X.

     The agreement with the shareholders of the target entity will provide, among other things, that the Company's offer to exchange shares of its common stock for shares of the target entity is subject to:

     o The shareholder's receipt of the post-effective amendment;

     o The shareholders of the target entity owning a certain percentage of the outstanding shares of the target entity affirming the exchange of their shares for the shares of the Company's common stock. The percentage required for affirmation will be negotiated between the Company and the target entity.

     The agreement with the shareholders of the target entity will be with each shareholder. No merger will be involved and it is not expected the target entity will not call a meeting of its shareholders to approve the terms of the agreement.

     Once the Company completes the acquisition of the target entity, the Company will file an 8-K report under Item
2.01 of Form 8-K.

     The Company will not issue any of its securities until the shareholders of the target entity, owning the minimum number of shares required by the Company's agreement with the target entity, have accepted the Company's offer with respect to the exchange of their shares with the Company.

     For the following reasons, we are of the opinion that Rule 419 is not applicable to the Company's offering,

     o when the Company enters into negotiations with the target entity Section (a)(2)(i) will not apply since the Company no longer has the intention of acquiring an unidentified company;

     o Section 2(b)(2) requires the deposit of proceeds received from the shareholders which have purchased securities offered by means of the registration statement. In the case of the Company's offering, there will be no deposit of funds since the Company is not raising any cash by means of its offering;

     o Section (e)(2) requires that the fair value of any business to be acquired must be at least 80% of the maximum offering proceeds. However, the Company is not raising any cash by means of its offering;

     o Section (b)(3) requires the deposit into an escrow account of securities issued in connection with the offering. Section (e)(3) provides for conditions for the release of these securities, one condition of which is the approval of the terms of the offering (Section (e)(2)) by persons who had previously invested in the offering. However, in the case of the Company's offering an escrow account serves no purpose since:

          o The only "investors" will be the shareholders of the target entity who have affirmed their agreement to proceed with the share exchange;

          o No securities will be issued until the requisite number of shareholders of the target entity have accepted the Company's offer with respect to the exchange of their shares for shares of the Company's common stock;

     o Rule 419 was designed to allow investors, who purchased shares of an issuer without knowing the ultimate business of the issuer, to elect, once the business of the issuer was determined, to remain as shareholders of the issuer or to have their investment returned. In the case of the Company's offering, no one will become a shareholder of the Company until the business of the Company is known.


     The staff has asked what rule  permits the Company to
conduct the  offering which the Company  proposes to make. We believe the better question is what rule prevents the Company from  conducting  its proposed  offering since Section 5 of
the  Securities  Act of 1933 requires the Company to register the securities the Company plans to offer. We see no reason why
the Company cannot proceed with its offering as structured.           N/A

     2. The  Registration  Statement  has been amended to
provide an analysis of the transaction  the Company is
registering.  The Company does not know when it will identify
a suitable acquisition candidate.                                     14, 15

     3. Comment complied with.                                        9

     4. The Company was incorporated on August 17, 2005.
The Company, through a network of independent distributors, planned to offer to the public a broad selection of high quality loose diamonds and fine jewelry, including rings, wedding bands, earrings, pendants, necklaces and bracelets. The Company planned to market its jewelry through a network marketing program comprised of independent distributors that would sell jewelry directly to their customers. Each independent distributor would have his or her own replicated Company website which would showcase all the Company's jewelry available for sale. To fund the development of its business, the Company, in 2016 raised approximately $400,000 from the sale of its common stock to private investors. The Company abandoned its business plan relating to the jewelry business in 2008.

     In  Footnote  172 to SEC  Release  33-8869  the
Commission  stated  that a "startup  company" was not a shell company.  When the Company was in the startup stage, it
sold approximately 250,000 shares of its common stock.                N/A


     5. Comment complied with.                                        19

     6. Comment complied with.                                        F-10

     7. Comment complied with.                                        Exhibit 23

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC


                                          /s/ William T. Hart

                                          William T. Hart